MAJOR LEAGUE FOOTBALL, INC.

15515 Lemon Fish Drive

Lakewood Ranch, Florida 34202

April 12, 2023

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Scott Anderegg

Re:	Major League Football, Inc. Registration Statement on Form S-1 File No. 333-271153

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Major League Football, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-271153) (the “Registration Statement”), be declared effective at 10:00 a.m. (Washington, D.C. time), on Friday, April 14, 2023, or as soon thereafter as practicable.

Please call Eric Newlan at (940) 367-6154 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Frank Murtha
Frank Murtha
President and CEO